MAINSTREET FINANCIAL CORPORATION
629 W. State Street
Hastings, Michigan 54701

November 8, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	MainStreet Financial Corporation Registration Statement on Form SB-2 (File number 333-137523)
Gentlemen:

We hereby request acceleration of the effective date of the above-captioned Registration Statement to Monday, November 13, 2006, at 10:30 a.m., Washington, D.C. time, or as soon thereafter as practicable that the staff of the Commission, acting pursuant to delegated authority, may determine. Additionally, the undersigned acknowledges the following:
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely yours, MAINSTREET FINANCIAL CORPORATION
By:	/s/ David L. Hatfield David L. Hatfield President and Chief Executive Officer

cc:       Mark Webb
            Michael Clampitt